[LETTERHEAD OF REITLER BROWN & ROSENBLATT LLC]


                                January 31, 2008

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

      RE:  ASSURED PHARMACY, INC.
           REGISTRATION STATEMENT ON FORM SB-2
           PRE-EFFECTIVE AMENDMENT NO. 5
           FILE NO. 333-121288

Ladies and gentlemen:

      On behalf of our client, Assured Pharmacy, Inc., a Nevada corporation (the "COMPANY"), we transmit simultaneously herewith for filing under the Securities Act of 1933, as amended, by means of the Electronic Data Gathering, Analysis, and Retrieval system, Pre-Effective Amendment No. 5 to Registration Statement on Form SB-2 (File No. 333-121288) (the "REGISTRATION STATEMENT"), together with certain exhibits thereto.

      We are in receipt of the letter,  dated  December  20, 2007 (the  "COMMENT
LETTER"), from Jeffrey Riedler, Assistant Director of the United States Securities and Exchange Commission (the "COMMISSION"), addressed to the Company. Set forth below are the responses of the Company to the comments set forth in the Comment Letter, numbered to correspond thereto. All capitalized terms used, but not otherwise defined, herein shall have the respective definitions assigned thereto in the filing transmitted herewith.

--------------------------------------------------------------------------------
COMMENT   PAGE    RESPONSE
-------   ----    --------
NUMBER    NUMBER
------    ------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         na      In order to avoid having the  offering  deemed to be a primary offering,  the Company has reduced the number of shares  being offered to  13,599,250  from  33,197,593.  As of December  31,
                  2007, the Company had 54,263,085  outstanding shares of common stock, of which  7,606,008  shares were held by affiliates and
                  46,657,077  were  held by  non-affiliates.  Of the  13,599,250 shares  included in the offering,  5,708,000  are  outstanding shares,  all of which  are  owned by  entities  controlled  by
                  Mosaic Capital Advisors, LLC ("MCA"), which is an affiliate of the Company as a result of its  beneficial  ownership of 17.5%
                  of the shares of common  stock of the  Company.  The  offering
                  also  includes   7,891,250   shares   underlying   outstanding
                  warrants,  of which  3,112,500  are owned by affiliates of the
                  Company.  Entities  controlled  by MCA own  1,112,500 of these underlying shares.  Janus Finance  Corporation owns 187,500 of these underlying shares,  Janus Financial Services,  Inc. owns
                  125,000  of  the  underlying   shares  and  Woodfield  Capital
                  Services Inc. owns 1,062,500 underlying shares.  Haresh Sheth, the Chief Financial Officer and a Director of the Company,  is
                  the  President  of each of Janus  Finance  Corporation,  Janus
                  Financial  Services,  Inc. and Woodfield Capital Services Inc.
                  Brockington  Securities,  Inc. owns 625,000 of the  underlying
                  shares  being  registered.   Robert   DelVecchio,   the  Chief
                  Executive  Officer  and a  Director  of  the  Company,  is the
                  President   and  Chief   Executive   Officer  of   Brockington
                  Securities, Inc.

--------------------------------------------------------------------------------
2         13      In  response  to this  comment,  the  Company  discloses  on a supplemental  basis that in March 2006 the Company's  previous accountants  advised the Company's  board of directors about a material  weakness  in the  internal  control.  That  weakness addressed  was  that  the  Company  did  not  have  sufficient staffing in the financial reporting and accounting departments
                  regarding   the   specialized   knowledge   and  expertise  in
                  accounting  principles generally accepted in the United States
                  ("GAAP") that are necessary to (i) prevent errors in financial reporting and related  disclosures  and (ii) otherwise  comply with accounting  pronouncements.  Subsequent to being notified
                  about  this  material   weakness  the  Company   obtained  the
                  additional staffing and expertise that it felt was necessary in order for it to comply with proper reporting and disclosure requirements. In addition, the hiring of this additional staff will help the Company maintain the proper controls and increase its compliance with accounting pronouncements.

--------------------------------------------------------------------------------
3         F-5     The Company has revised the  presentation  of the statement of
                  changes   in   stockholder's   deficit  by   eliminating   the
                  contra-equity   account   for   "Deferred   Compensation"   as
                  prescribed by paragraph 74 of SFAS 123R. The Company has also added a "Reclassification" paragraph to Note 2.

--------------------------------------------------------------------------------
4         F-7     The  Company  has  revised  the   disclosure  to  comply  with
                  paragraph 51(e) of SFAS 141. The entire purchase price has been allocated to goodwill as there were no other assets or liabilities to which the purchase price could be allocated.

--------------------------------------------------------------------------------
5         F-20    Annex 16 shows that the beneficial  conversions on the line of credit drawdowns  totaled $111,247 for the year ended 2005. In addition,  there was a beneficial  conversion of approximately
                  $4,000  for  2005  on the  new  line of  credit  in  item  17.
                  Combining  the two  amounts  above  gives  a total  beneficial
                  conversion  of  approximately   $115,000.   When  you  compare
                  $115,000 to the loss as reported  for 2005 of  $4,797,092,  it represents  an  increase  of  only  2.4%,  which  the  Company believes is not material. The Company  believes that a loss of
                  $4.8  million  or $4.9 million would not make a difference  to the average reader of the financial statements.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                  As for 2006, there was a beneficial conversion of approximately $7,000 which represents less than 1% of the reported loss of approximately $4.5 million for 2006 which the Company also believes is immaterial to the financial statements.

                  In answer to your question regarding the conversion amounts which remain outstanding at December 31, 2005, there was only $7,000 on a $200,000 draw which was repaid in March of 2006.

--------------------------------------------------------------------------------
6         F-21    In  developing  our  response  to  this  comment,  the Company reviewed its responses to the  Staff's comments no. 18 and  20 in the Commission's letter of June 7, 2007.

                          DISCUSSION OF AUTHORITATIVE LITERATURE

                  As amended by paragraph 12 of Accounting Principles Board ("APB") Opinion 6, paragraph 7 of Chapter 1B of ARB 43 provides that "gains" and "losses" relating to transactions involving treasury stock (not previously accounted for as retired, constructively or otherwise) do not result in recognition of income or expense by the enterprise. Such accounting is well established, and was first developed in 1938 by the AICPA Committee on Accounting Procedure, which was the predecessor of the APB. Instead, gains on such treasury stock transactions shall be credited to additional paid-in capital ("APIC"). Losses on treasury stock transactions may be charged to APIC to the extent that previous gains from the sale or retirement of the same class of capital stock are included therein; otherwise, losses must be charged to retained earnings.

                  Under SEC rules, treasury stock can be properly reported as an asset only in very limited circumstances (namely, when capital stock is acquired for reissuance under an existing stock plan within one year). Given that capital stock is not an asset in the hands of the issuing entity, it is entirely consistent that transactions in a company's own capital stock should not give rise to gain or loss (or revenue/expense). Admittedly, there are some exceptions to this general principle, such as those described in APB Opinion 26 (as amended) and SFAS No. 123-R; but none of those exceptions apply here.

                  In the original accounting for the debt-extinguishment transactions which are the subject of the aforementioned SEC comments, one of management's overriding objectives was to not directly or indirectly violate the concepts discussed above. Hence, the Company initially used the par value method of accounting described in APB Opinion 6 in an effort to preclude the recognition of any improper gain on such transactions.

                  In preparation for responding to this comment, management also conducted additional research of other GAAP. This research included a further review of APB Opinion 29 (ACCOUNTING FOR NONMONETARY TRANSACTIONS) and FASB Technical Bulletin No. 85-6, as amended. We note in passing that SFAS No. 153 (EXCHANGES OF NONMONETARY ASSETS - AN AMENDMENT OF APB OPINION NO. 29) was not effective for either of the subject transactions.

                  The basic principle of APB Opinion 29 is that the accounting for nonmonetary transactions should be based on the estimated fair values of the assets or services involved (which is the same basis as that used in monetary transactions), and a gain or loss shall be recognized on the exchange. (None of the modifications of this basic principle directly apply to the subject transactions to any material extent.) In its original accounting, the Company did report gain/loss on both of the debt-extinguishment transactions.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          ADJUSTMENT OF APIC AND TREASURY STOCK

                  Based on the additional research outlined above, management has determined that measuring the treasury stock received at estimated fair value is apparently required by APB Opinion 29. However, in the spirit of Chapter 1B of ARB 43 (as amended), management has also concluded that it is not appropriate under GAAP to recognize any gain on the elements of the transactions that relate to the Company effectively dealing in their own common stock. Accordingly, management has reflected an adjustment to retroactively increase both treasury stock and APIC to account for the 10,858,658 shares of common stock returned to the Company by its former directors and creditors at estimated fair value.

                          PREVIOUS COMMENT # 18

                  As to the June 2005 transaction, the adjustment described in the preceding sentence resulted in an increase in treasury stock and APIC of approximately $1,286,000.

                          PREVIOUS COMMENT # 20

                  As to the February 2005 transaction, the adjustment described above resulted in an increase in treasury stock and APIC of approximately $1,563,000.

                          RESTATEMENT OF CERTAIN EQUITY ACCOUNTS

                  Since the above adjustments are material to APIC and treasury stock, management has restated the Company's December 31, 2006 consolidated balance sheet for the effect of such adjustments. This restated financial statement is included in the fifth amendment of the Registration Statement, which is being filed herewith. The Company's predecessor auditors (Squar, Milner, Peterson, Miranda & Williamson, LLP), who examined the Company's December 31, 2005 consolidated balance sheet as previously reported, have audited such adjustments and have re-issued their opinion to so indicate.

                  The Company's current auditors have also re-issued their opinion, which covers the Company's restated December 31, 2006 consolidated balance sheet. Their audit opinion has been dual-dated, with a reference to (new) Note 14 to the consolidated financial statements included in the aforementioned filing. Note 14 discloses the adjustments described above, and the related restatement of certain equity accounts in the Company's December 31, 2006 consolidated balance sheet. The Company has made the conforming changes to the text of Note 5 and the applicable sections of Note 6 to the Company's consolidated financial statements included in the aforementioned filing; in addition, both such notes now include a cross-reference to Note 14.

                  The Company's unaudited September 30, 2007 condensed consolidated balance sheet included in the fifth amendment of the Registration Statement has also been restated to reflect the effect of the adjustments described above.

                  Since the adjustments in question only affected equity accounts, there was no net effect on the Company's previously reported total stockholders' deficit as of any date. Nevertheless, for the sake of clarity, both of the consolidated balance sheets included in the aforementioned filing have been labeled "As Restated." The applicable columns in the December 31, 2006/2005 consolidated statements of stockholders' equity (deficit) have also been labeled "As Restated."

--------------------------------------------------------------------------------
7         F-32    The disclosures were revised to include additional disclosures as prescribed by SFAS 123R.

--------------------------------------------------------------------------------
8         F-32    The  7,300,000  shares  included on the granted  line in error represents the total outstanding options at December 31, 2005.
                  This was mistakenly put on the wrong line and has been corrected in the new filing.

--------------------------------------------------------------------------------
Closing   Na      The Company takes notice of the Closing Comments.
Comments
--------------------------------------------------------------------------------


      Please contact the undersigned if we may be of assistance.

                                          Sincerely,



                                          Robert Steven Brown

cc:   Jeffrey Riedler, Esq.
      John Krug, Esq.
      Ms. Tabatha Akins